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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DiVall Insured Income Properties 2, L.P.

(Name of Subject Company)

See Above

(Names of Persons Filing Statement)

Units of Limited Partnership

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

1100 Main Street, Suite 1830, Kansas City, MO 64105

816-421-7444

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

GENERAL INSTRUCTIONS:

A.	File eight copies of the statement, including all exhibits, with the Commission if paper filing is permitted.

B.	If the filing contains only preliminary communications made before the commencement of a tender offer, no signature is required. The filer need not respond to the items in the schedule. Any pre-commencement communications that are filed under cover of this schedule need not be incorporated by reference into the schedule.

C.	If an item is inapplicable or the answer is in the negative, so state. The statement published, sent or given to security holders may omit negative and not applicable responses. If the schedule includes any information that is not published, sent or given to security holders, provide that information or specifically incorporate it by reference under the appropriate item number and heading in the schedule. Do not recite the text of disclosure requirements in the schedule or any document published, sent or given to security holders. Indicate clearly the coverage of the requirements without referring to the text of the items.

D.	Information contained in exhibits to the statement may be incorporated by reference in answer or partial answer to any item unless it would render the answer misleading, incomplete, unclear or confusing. A copy of any information that is incorporated by reference or a copy of the pertinent pages of a document containing the information must be submitted with this statement as an exhibit, unless it was previously filed with the Commission electronically on EDGAR. If an exhibit contains information responding to more than one item in the schedule, all information in that exhibit may be incorporated by reference once

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

in response to the several items in the schedule for which it provides an answer. Information incorporated by reference is deemed filed with the Commission for all purposes of the Act.

E.	Amendments disclosing a material change in the information set forth in this statement may omit any information previously disclosed in this statement.

*This Amendment No. 1 amends Schedule 14d-9 originally filed by DiVall Insured Income Properties 2, L.P. on June 27, 2008.

Item 1.	Subject Company Information.

DiVall Insured Income Properties 2, L.P. (the “Partnership”)

c/o The Provo Group, Inc.

1100 Main Street, Suite 1830

Kansas City, MO 64105

(816) 421-7444

Pursuant to the Partnership’s Form 10-Q filed for the quarter ending March 31, 2008, there are 46,280.3 partnership units (each a “Unit”) outstanding.

Item 2.	Identity and Background of Filing Person.

The filing person is the Partnership.

On or about June 13, 2008, Mackenzie Patterson Fuller, LP and its affiliates filed a Schedule TO with the Securities and Exchange Commission for the purposes of making a third-party tender offer subject to Rule 14d-1 of the Securities Exchange Act of 1934 for up to 7,176 Unites of the Partnership at a purchase price equal to $230 per Unit (the “Offer”). According to the Schedule TO filed by Bidder, its mailing address is:

MacKenzie Patterson Fuller, LP

1640 School Street

Moraga, California 94556

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

NONE.

Item 4.	The Solicitation or Recommendation.

In accordance with the terms of Rule 14e-2 of the Exchange Act, the Partnership expresses no opinion and is remaining neutral toward the Offer. The Partnership does not intend to take any action with respect to the Offer. The reason the Partnership expresses no opinion and is remaining neutral toward the offer is that the decision to accept the Offer is purely an economic decision which will depend on each limited partners particular circumstance. It would be inappropriate for the Partnership, in this case, to substitute its judgment for that of its limited partners.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

NONE.

Item 6.	Interest in Securities of the Subject Company.

NONE.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Partnership is not engaged in negotiations in response to the Offer that relate to: (1) a tender offer or other acquisition of its securities by itself, a subsidiary, or any other person; (2)) any extraordinary transaction involving the Partnership or a subsidiary; (3) any purchase, sale, or transfer of a material amount of assets of the Partnership or a subsidiary; or (4) any material change in the Partnership’s present dividend rate or policy, or indebtedness or capitalization.

Item 8.	Additional Information.

NONE.

Item 9.	Exhibits.

Pursuant to Rule 14e-2 of the Exchange Act, the Partnership’s communication with its security holders is attached hereto as Exhibit A and incorporated herein by this reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIVALL INSURED INCOME PROPERTIES 2, L.P.

By:	The Provo Group, Inc., General Partner

By:	/s/ Bruce A. Provo
Bruce A. Provo, President, Chief Executive Officer
and Chief Financial Officer

Date:	July 1, 2008

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.14d-1(f) with respect to signature requirements.

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